# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amanat Acquisition Corp., CIK 0002112457
CUSIP: G0375M101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001920938

## Reporting persons
- BRAIDWELL LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (9.3% of the class)
- BRAIDWELL MANAGEMENT LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (9.3% of the class)
- ALEXANDER T. KARNAL: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (9.3% of the class)
- BRIAN J. KREITER: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (9.3% of the class)

## Item 1. Issuer
Name of issuer: Amanat Acquisition Corp.
Address of issuer's principal executive offices: 153 Central Avenue C/O 56 Westfield, NJ 07091

## Item 2. Person Filing
Name of person filing: This filing is being jointly filed by Braidwell LP, Braidwell Management LLC, Alexander Karnal, and Brian Kreiter (the "Reporting Persons").
Address of principal business office or, if none, residence:
The business address of each Reporting Person is:

100 Washington Blvd
Floor 2
Stamford, CT 06902
Citizenship: Braidwell LP is a limited partnership organized under the laws of the State of Delaware. Braidwell Management LLC is a limited liability company organized under the laws of the State of Delaware. Alexander Karnal and Brian Kreiter are both citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, each Reporting Person may be deemed to be the beneficial owner of 700,000 Class A ordinary shares, all of which are directly owned by Braidwell Partners Master Fund LP.
Percent of class: As of June 30, 2026, each Reporting Person may be deemed to be the beneficial owner of approximately 9.3% of the Class A ordinary shares outstanding. The percentage set forth herein is calculated based on 7,500,000 Class A ordinary shares outstanding as of June 25, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on June 25, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 700,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated August 14, 2026

## Signatures
- BRAIDWELL LP: /s/ COLIN BETTISON, COLIN BETTISON / AUTHORIZED SIGNATORY (08/14/2026)
- BRAIDWELL MANAGEMENT LLC: /s/ BRIAN J. KREITER, BRIAN J. KREITER / AUTHORIZED SIGNATORY (08/14/2026)
- ALEXANDER T. KARNAL: /s/ ALEXANDER T. KARNAL, ALEXANDER T. KARNAL (08/14/2026)
- BRIAN J. KREITER: /s/ BRIAN J. KREITER, BRIAN J. KREITER (08/14/2026)